Exhibit 99.1

Grant Bettingen Inc.

19900 MacArthur Blvd., Suite 110

Irvine, CA 92612

949-223-0031 Fax 949-223-0021

January 16, 2004

Quepasa.com Inc.

410 N. 44th St. Suite 450

Phoenix, AZ 85008

Attn: Jeffery Peterson, CEO

Dear Mr. Peterson,

This is to identify the services and pricing that Grant Bettingen, Inc. (“GBI”), is able to provide as an Investment Banker/Financial Advisor to Quepasa.com Inc., (QPSA-OTC:BB) (the “Company”) with respect to financial advisory, corporate finance and merger and acquisition matters. In connection with duties to be performed hereunder, GBI shall devote such business time and attention to matters on which the Company shall request its services. GBI and/or its affiliates in Irvine, California, shall render all services. This contract is good for 12 months with 30-day cancellation provisions after 60 days.

A. Financial Advisory Services

During the term of this agreement, GBI shall provide the Company with such regular and customary investment banking and/or financial advisory services as are reasonably requested by the Company, provided that GBI shall not be required to undertake duties not reasonably within the scope of the services in which it is generally engaged. In performance of its duties, GBI shall provide the Company with the benefits of its best judgment and efforts. It is understood and acknowledged by the parties that the value of GBI’s advice is not measurable in a quantitative manner and GBI shall be obligated to render advice, upon the request of the Company, in good faith, as shall be determined by GBI.

GBI’s duties may include, but will not necessarily be limited to:

(i)	Advice regarding the formation of corporate goals and their implementation; and

(ii)	Advice regarding the financial structure of the Company or its divisions or any programs and projects undertaken by any of the foregoing; and

(iii)	Advice regarding obtaining financing including debt and equity; and

(iv)	Advice regarding corporate organization, personnel or needed specialty skills; and

(v)	Advice regarding obtaining PR, IR and/or advertising firms or mediums; and

(vi)	Mergers and acquisitions advisory, reorganizations, reverse mergers, divestitures, and capital sources, due diligence studies; and

(vii)	Capital structures, banking methods and systems, financial transactions; and

(viii)	Periodic reporting as to developments concerning the general financial markets and public securities markets and industry which may be of interest or concern to the Client or the Client’s business; and

(ix)	Broker/dealer and/or institutional investor contacts and introductions for Client; and

(x)	Research coverage (outside agency);

The Company acknowledges that GBI and its affiliates are in the business of providing financial advisory services (of all types contemplated by this agreement) to others. Nothing herein contained shall be construed to limit or restrict GBI or its affiliates in conducting such business with respect to others or in rendering such advice to others.

B. Services and Compensation

Phase 1: Corporate due-diligence and review- $1,500, payable up front.

Phase 2: GBI to provide Investment-Banking services, which will include:

Utilization of the GBI trading team, retail brokers and stock trading services;

Assistance in trading on the OTC:BB;

Access to our network of brokers;

Review and recommendations of Investor Relations/Research services;

Support at Investment Banking conferences such as NIBA, SCIA, FSX, etc. (extra cost);

GBI would expect Company to open up individual accounts for trading;

Company to provide shareholder list to GBI;

Other duties as may be determined later.

Company agrees to pay GBI three, monthly payments to GBI of $4,500 payable at the end of each 30 day period following the signing of this agreement, plus grant to GBI, or its designee(s), three 25,000 warrant packages (good for two years) at the end of each 30 day period of this agreement priced at $1.50 for the first period, $2.00 for the second period and $2.50 for the third period. Thereafter, this agreement can be renewed on a monthly basis by mutual consent of both parties. Any associated expenses above $100 will be pre-approved by Company.

Phase 3: Be available to assist Company in raising sub-debt/mezzanine financing. A success fee of 7.5% will be payable upon completion of finance agreement.

Phase 4: Be available to assist Company in raising equity. Company to provide legal documents. A success fee of 10% will be paid upon completion of any such financing provided through GBI’s efforts.

C. Financings

If GBI introduces the Company to an investor or other entity during the term of this agreement and, as a result of such introduction, an equity financing transaction is consummated during the contract and the 24 month period following the term of this agreement, the Company shall pay GBI upon the consummation of such financing transaction, a fee equal to ten percent (10%) of the gross proceeds raised in such transaction.

D. Acquisition Transaction

For purposes of this agreement, the term “Acquisition Transaction” means (i) any merger, consolidation, reorganization or other business combination pursuant to which the businesses of a third party are combined with that of the Company, (ii) the acquisition, directly or indirectly, by the Company of all or a substantial portion of the assets or common equity of a third party by way of negotiated purchase or otherwise or (iii) the acquisition, directly or indirectly, by a third party of all or a substantial portion of the assets or common equity of the Company by way of negotiated purchase or otherwise.

In connection with a proposed Acquisition Transaction, GBI’s advisory services will include the following: (i) assistance in the evaluation of a third party from a financial point of view, (ii) assistance and advice with respect to the form and structure of the Acquisition Transaction and the financing thereof, (iii) conducting discussions and negotiations regarding an Acquisition Transaction and (iv) providing other related advice and assistance as the Company may reasonably request in connection with an Acquisition Transaction. GBI will only advise on transactions in which GBI has introduced a third party to the Company or as requested in writing by the Company. Any fees for services, as described herein, shall be limited to only those transactions in which GBI has introduced a party to the Company or a written request has been delivered to GBI by the Company to help facilitate an Acquisition Transaction.

For purpose of this agreement, “Consideration” means the aggregate value, whether in cash, securities, assumption (or purchase subject to) of debt or liabilities (including, without limitation, indebtedness for borrowed money, pension liabilities and guarantees) or other property, obligations or services, paid or payable directly or indirectly (in escrow or otherwise) or otherwise assumed in connection with an Acquisition Transaction. The value of such Consideration shall be determined as follows:

(a)	the value of securities, liabilities, obligations, property and services shall be the fair market value as we shall mutually agree upon at the date of the closing of the Acquisition Transaction; and

(b)	the value of indebtedness, including indebtedness assumed, shall be the face amount.

If the Consideration payable in an Acquisition Transaction includes contingent payments to be calculated by reference to uncertain future occurrences, such as future financial or business performance, then any fees of GBI relating to such Consideration shall be payable at the time of the receipt of such Consideration.

In connection with our services, you agree that if, during the term of this agreement or, within one year thereafter, an Acquisition Transaction is consummated with a third party introduced by GBI, or the Company enters into a definitive agreement with a third party introduced by GBI, which at any time thereafter results in an Acquisition Transaction, you will pay GBI a transaction fee equal to five percent (5%) of the Consideration; provided, however, if the Company (directly or through a third party) procures the other party to an Acquisition Transaction without the direct or indirect introduction by GBI, the Company shall pay GBI a fee equal to one percent (1%) of Consideration, with a minimum payment of Twenty Five Thousand ($25,000) Dollars, but only in the event GBI provides advisory services to the Company in connection with the Acquisition Transaction. Such services must be requested by the Company in writing to GBI. If GBI does not provide any services to a third party transaction as described above, the Company will not be liable for any fees to GBI.

E. General

The services to be provided by GBI hereunder do not include the giving of tax, legal, regulatory, actuarial or other specialist advice or the provision of any other services unless GBI specifically agrees in writing to provide such services. GBI will have no liability in respect of any services or advice provided to the Company by persons other than GBI (including accountants, legal advisers and other specialist advisers) and the degree to which GBI may rely on the work of such other persons shall not bc affected by any limitation of liability for such work agreed between them and the Company.

GBI will not be held responsible or liable for any due diligence for the Company in relation to any transaction (whether in terms of nature, extent, adequacy or performance). In particular, GBI will not have any responsibility for due diligence which would normally be carried out by specialist advisers (such as accountancy, tax, legal or valuation advisers) notwithstanding that any information or advice from these advisers may be passed on to GBI or passed on by GBI to the Company. It is solely the Company’s responsibility to ensure that the information and advice relating to such due diligence is received and considered by the Company and is adequate for the purposes of the transaction.

Notwithstanding that GBI is not held responsible or liable for due diligence, GBI reserves the right at its absolute discretion and for its own purposes to take whatever steps it may consider appropriate to satisfy itself as to the accuracy and completeness of any public documents issued in connection with any transaction and the Company agrees to co-operate fully with GBI in the taking of such steps.

If GBI thinks it necessary or desirable, it may delegate the performance of any of the services set out in this letter to any of its affiliated parties.

In addition to all other charges payable to GBI as per the terms hereof, the, Company agrees to reimburse GBI, upon requests made from time to time, for all of its reasonable pre-approved out-of-pocket expenses incurred in connection with its activities under this agreement.

F. Indemnity

The Company agrees to indemnify GBI and related persons in accordance with the indemnification letter annexed hereto as Schedule A, the provisions of which are incorporated herein in their entirety.

This letter, including Schedule A, constitutes the entire understanding of the parties with respect to the subject matter hereof and may not be altered or amended except in a writing signed by both parties. This agreement shall be governed by and construed under the laws of the State of California without regard to principles of conflicts of law thereof. Neither the execution and delivery of this letter by the Company nor the consummation of the transactions contemplated hereby will, directly or indirectly, with or without the giving of notice or lapse of time, or both: (i) violate any provisions of the Certificate of Incorporation or By-laws of the Company; or (ii) violate, or be in conflict with, or constitute a default under, any agreement, lease, mortgage, debt or obligation of the Company or require the payment, any pre-payment or other penalty with respect thereto.

If the foregoing correctly sets forth the terms of our agreement, kindly so indicate by signing and returning the enclosed copy of this letter, along with a check made payable to Grant Bettingen, Inc. in the appropriate amount as per the terms of this letter.

Grant Bettingen, Inc

By:

ACCEPTED AND AGREED TO

this day of , 2004:

By:
Jeffrey Peterson – CEO
Quepasa.com Inc.

SCHEDULE A INDEMNIFICATION

Recognizing that matters of the type contemplated in this engagement sometimes result in litigation and that GBI’s role is advisory, the Company agrees to indemnify and hold harmless GBI, its affiliates and their respective officers, directors, employees, agents and controlling persons (collectively, the “Indemnified Parties”), from and against any losses, claims, damages and liabilities, joint or several, related to or arising in any manner out of any transaction, financing, proposal or any other matter (collectively, the “Matters”) contemplated by the engagement of GBI hereunder, and will promptly reimburse the Indemnified Parties for all expenses (including fees and expenses of legal counsel) as incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim related to or arising in any manner out of any Matter contemplated by the engagement of GBI hereunder, or any action or proceeding arising therefrom (collectively, “Proceedings”), whether or not such Indemnified Party is a formal party to any such Proceeding. Notwithstanding the foregoing, the Company shall not be liable in respect of any losses, claims, damages, liabilities or expenses that a court of competent jurisdiction shall have determined by final judgment resulted solely from the gross negligence or willful misconduct of an Indemnified Party. The Company further agrees that it will not, without the prior written consent of GBI, settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification may be sought hereunder (whether or not GBI or any Indemnified Party is an actual or potential party to such Proceeding), unless such settlement; compromise or consent includes an unconditional release of GBI and each other Indemnified Party hereunder from all liability arising out of such Proceeding. In addition, GBI agrees that it will not settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification is sought under this Agreement, without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

The Company agrees that if any indemnification or reimbursement sought pursuant to this letter is held by a court for any reason to not be available to any Indemnified Party or insufficient to hold it harmless as and to the extent contemplated by this letter, then the Company shall contribute to the amount paid or payable by such Indemnified Party in respect of losses, claims, damages and liabilities in such proportion as is appropriate to reflect the relative benefits to the Company and its stockholders on the one hand, and GBI on the other, in connection with the Matters to which such indemnification or reimbursement relates or, if such allocation is not permitted by applicable law, not only such relative benefits but also the relative faults of such parties to the Company and/or its stockholders and to GBI with respect to GBI’s engagement shall be deemed to be in the same proportion as (i) the total value paid or received or to be paid or received by the Company and/or its stockholders pursuant to the Matters (whether or not consummated) for which GBI is engaged to render financial advisory services bears to (ii) the fees paid to GBI in connection with such engagement. In no event shall the Indemnified Parties contribute or otherwise be liable for an amount in excess of the aggregate amount of fees actually received by GBI pursuant to such engagement (excluding amounts received by GBI as reimbursement of expenses).

The Company further agrees that no Indemnified Party shall have any liability (whether direct of indirect, in contract or tort or otherwise) to the Company for or in connection with GBI’s engagement hereunder except for losses, claims, damages, liabilities or expenses that a court of competent jurisdiction shall have determined by final judgment resulted solely from the gross negligence or willful misconduct of such Indemnified Party. The indemnity, reimbursement and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company or an Indemnified Party.

The indemnity, reimbursement, contribution provisions set forth herein shall remain operative and in full force and effect regardless of (i) any withdrawal, termination or consummation of or failure to initiate or consummate any Matter referred to herein, (ii) any investigation made by or on behalf of any party hereto or any person controlling (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) any party hereto, (iii) any termination or the completion or expiration of this letter or GBI’s engagement and (iv) whether or not GBI shall, or shall not be called upon to, render any formal or informal advice in the course of such engagement.